SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 000-11743

WACOAL CORP.

(Translation of Registrant’s Name into English)

29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Wacoal Corp.
Form 6-K

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     Consolidated and Non-consolidated Financial Statements for the Year Ended March 31, 2004

     On May 10, 2004, we released our consolidated and non-consolidated financial statements, and accompanying information, for the year ended March 31, 2004. Attached as Exhibit 1 hereto is an English translation of the release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached financial statements, and accompanying information, contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the sections entitled “2. Forecast of Consolidated Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)”, “II. Management Policies”, “III. Business Results and Financial Condition”, “2. Forecast of Business Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)”, and elsewhere in the attached financial statements and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

•	The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

•	Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	Our ability to further develop our catalog and Internet sales capabilities;

•	The highly competitive nature of our business and the strength of our competitors;

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•	Effects of seasonality on our business and performance;

•	Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises such as SARS;

•	The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

•	Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

•	Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL CORP. (Registrant)

	By:	/s/ Ikuo Otani Ikuo Otani Director of Finance, Corporate Planning
Date: May 21, 2004

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EXHIBIT INDEX

Page
Exhibit 1	Consolidated and Non-consolidated Financial Statements for the Year Ended March 31, 2004	6

6

EXHIBIT 1

Consolidated and Non-consolidated Financial Statements for the
Year Ended March 31, 2004

7

Consolidated Financial Statements for the Year Ended March 2004 [U.S. Accounting Standards]

May 10, 2004

Listed Company: Wacoal Corp. Code Number: 3591 ( URL http://www.wacoal.co.jp/ )	Stock Exchanges: Tokyo, Osaka Location of Principal Office: Kyoto

Representative:	Position: President and Director Name: Yoshikata Tsukamoto
For Inquiries:	Position: Director of Finance, Corporate Planning Name: Ikuo Otani Tel: (075) 682-1010

Date of Meeting of Board of Directors to Approve Financial Statements: May 10, 2004
Application of U.S. Accounting Standards: Yes

1.	Consolidated Results for the Year Ended March 2004 (April 1, 2003 to March 31, 2004)

(1)	Consolidated Business Results (Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Year Ended March 2004	163,155	(0.3)	3,016	(58.5)	4,532	(1.6)
Year Ended March 2003	163,709	0.5	7,264	1.1	4,604	(39.5)

				Diluted	Ratio of	Ratio of	Ratio of
			Net Income	Net Earnings	Net Income to	Pre-tax Net Income	Pre-tax Net Income
	Net Income		Per Share	Per Share	Shareholders’ Equity	to Total Assets	to Sales
	Million Yen	%	Yen	Yen	%	%	%
Year Ended March 2004	2,902	0.1	19.85	—	1.8	2.0	2.8
Year Ended March 2003	2,898	(41.8)	19.48	—	1.8	2.1	2.8

(Note)	(i)	Equity in income of equity-method investment: The year ended March 2004: 1,032 million yen The year ended March 2003: 966 million yen
	(ii)	Average number of outstanding shares during the year ended (consolidated): March 2004: 146,226,674 shares March 2003: 148,772,325 shares
	(iii)	Changes in accounting method: None
	(iv)	Percentages indicated under sales, operating income, pre-tax current year net income, and current year net income represent the increase/decrease compared to the previous year.

(2)	Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
Year Ended March 2004	224,803	170,758	76.0	1,186.12
Year Ended March 2003	218,105	160,839	73.7	1,097.35

(Note)	Number of outstanding shares at end of the year (consolidated): March 2004: 143,963,825 shares March 2003: 146,570,431 shares

(3)	Consolidated Cash Flow Status

		Cash Flow provided
	Cash Flow from	by (used in)	Cash Flow used in	Balance of Cash and
	Operating	Investing	Financing	Cash Equivalents at
	Activities	Activities	Activities	End of Year
	Million Yen	Million Yen	Million Yen	Million Yen
Year Ended March 2004	5,201	1,328	(6,138)	27,443
Year Ended March 2003	7,858	(9,839)	(6,006)	27,246

(4)	Items related to the Consolidation Criteria and Equity Method Application
Number of consolidated subsidiaries: 37 companies
Number of non-consolidated subsidiaries subject to equity method: None
Number of affiliated companies subject to equity method: 9 companies

(5)	Changes in the Consolidation Criteria and Equity Method Application Consolidated: (new) 1 company (exception) None Equity Method: (new) 3 companies (exception) None

2.	Forecast of Consolidated Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)

	Sales	Operating Income	Pre-tax Net Income	Net Income
	Million Yen	Million Yen	Million Yen	Million Yen
Interim Period	85,500	11,900	11,900	6,700
Annual	166,000	13,600	13,600	8,000

(Reference) Expected net earnings per share (annual basis): 55.57 yen

*	The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 8 of the attachment for information relating to the foregoing estimates.

I. Status of Corporate Group

     Our corporate group consists of Wacoal Corp. (the “Company”), 37 subsidiaries and 9 affiliated companies, and is principally engaged in the manufacture and wholesale distribution of innerwear (mainly women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sales of certain products to consumers. The corporate group also conducts business in the areas of restaurant, culture, services and interior design.

     Segment information and a summary of Wacoal companies is as follows:

Business Segment	Operating Segment	Major Companies
Textile Goods and Related Products	Manufacturing and Sales Companies	Domestic	Wacoal Corp., Studio Five Corp. 1 Other Company	(Total: 3 Companies)

		Overseas	Wacoal America Inc., Wacoal China Co., Ltd., Shinyoung Wacoal Inc. (South Korea), Taiwan Wacoal Co., Ltd., Guangdong Wacoal Inc., Thai Wacoal Public Co., Ltd. 3 Other Companies	*1
(Total: 8 Companies)

	Sales Companies	Domestic	Intimate Garden Corp., Une Nana Cool Corp. 1 Other Company
(Total: 3 Companies)
		Overseas	Wacoal Singapore Private Ltd., Wacoal Hong Kong Co., Ltd., Wacoal France S.A., Wacoal (UK) Ltd. 3 Other Companies
(Total: 7 Companies)

	Apparel Manufacturers	Domestic	Nagasaki Wacoal Sewing Corp., Tokai Wacoal Sewing Corp., Niigata Wacoal Sewing Corp., Torica Inc. 5 Other Companies	*2
(Total: 9 Companies)

		Overseas	Saradona Mfg Corp. (Dominican Republic) Guandong Wacoal Inc. 1 Other Company
(Total: 4 Companies)

	Other Textile Related Companies	Domestic	Wacoal Distribution Corp. 1 Other Company	(Total: 2 Companies)

		Overseas	Wacoal International Hong Kong Co., Ltd.	(Total: 1 Company)

Others	Cultural Business Service Companies	Domestic	Wacoal Corp., Wacoal Art Center Co., Ltd.	(Total: 2 Companies)

	Other Business Companies	Domestic	Wacoal Corp., Nanasai Co., Ltd., Wakoh Corp., Wacoal Service Co., Ltd., Kisco Co., Ltd., Wacoal Career Service Corp., House of Rose Co., Ltd.	*3
(Total: 7 Companies)

		Overseas	Wacoal International Corp. (U.S.) Wacoal Investment Co., Ltd. (Taiwan) 1 Other Company
(Total: 3 Companies)

*[1]	“Beijing Wacoal Co., Ltd.” changed its name to “Wacoal China Co., Ltd.” in July 2003.

*[2]	“Nagasaki Wacoal Sewing Corp.” and “Kumamoto Wacoal Sewing Corp.” merged and the combined company changed its name to “Kyushu Wacoal Manufacturing Corp.” in April 2004.

*[3]	“House of Rose Co., Ltd.” became an affiliate company in March 2003.

     The business distribution diagram is as follows:

Sales
Consumer
Client
Sales
Domestic
Overseas
(North America District)
(Apparel Manufacturers: 9 Companies)
Nagasaki Wacoal Sewing Corp.
Tokai Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
5 Other Companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Investment Company: 1 Company)
Wacoal International Corp. (U.S.)
Supply of Raw Materials
(Manufacturing and Sales Companies: 1 Company)
Wacoal America Inc. (U.S.)
Supply of Raw Materials
Supply of Goods
(Apparel Manufacturers: 2 Companies)
Saradona Mfg Corp. (Dominican Republic)
1 Other Company
(Sales Companies: 3 Companies)
Intimate Garden Corp.
Une Nana Cool Corp.
1 Other Company
Supply of Goods
Supply of Goods
(Sales Company: 1 Company)
Wacoal Sports Science Corp. (U.S.)
Supply of Goods
Supply of Goods
(European District)
(Sales Companies: 2 Companies)
Wacoal France S.A. (France)
Wacoal (UK) Ltd. (U.K.)
Supply of Goods
Wacoal Corp. the "Company"
(Manufacturing and Sales Companies: 2 Companies)
Studio Five Corp.
1 Other Company
(Asian District)
(Investment Company: 2 Companies)
Wacoal Investment Co., Ltd. (Taiwan)
1 Other Company
(Other Textile Related Companies: 2 Companies)
Wacoal Distribution Corp.
1 Other Company
Provision of Business Services and Supply of Raw Materials
(Sales Company: 4 Companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
2 Other Companies
Supply of Goods
(Cultural Business Service Company: 1 Company)
Wacoal Art Center Co., Ltd.
Provision of Administrative Services
Supply of Goods
Supply of Raw Materials
(Manufacturing and Sales Companies: 9 Companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd
Thai Wacoal Public Co., Ltd. (Thailand)
4 Other Companies
Supply of Semi-manufactured Goods
(Other Business Companies: 6 Companies)
Nanasai Co., Ltd.
Wacoal Co., Ltd.
Wacoal Service Co., Ltd.
Kisco Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Provision of Sales Appliances and Business Services
Supply of Raw Materials
(Other Textile Related Company: 1 Company)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)

II. Management Policies

1.	Basic Business Policy

     As a “Female Affinity Company”, our group endeavors to support a beautiful lifestyle for women. By capturing both body and mind, and by working to support each and every woman’s expression of their own inner and outer beauty, we are working actively to develop our “Body Designing Business”. In order to put this theme into action, and to gain the loyalty of our customers, we will provide “Authentic Value” through beauty, comfort and health products and services in our “Intimate Apparel” and “Wellness” businesses. We believe that such business activities will appeal to customers and enhance their loyalty to our “Wacoal” corporate brand. We believe that by gaining customer support through these business activities, we can continue the growth of our company. Under the assumption that the expansion of business operations will increase profits and contribute to employee job satisfaction, we will endeavor to seize markets and create new value.

     In the meantime, we recognize that it is essential to engage in CSR (“Corporate Social Responsibility”) activities—such as involvement in environmental issues—in order to gain trust and support from society. We believe that operating our business with due attention to CSR, and promoting activities that contribute to society in areas where we can make the most of Wacoal’s originality, is part of improving our brand power and establishing our competitive position.

2.	Basic Policy Regarding the Distribution of Profits

     With respect to our dividend policy, we will endeavor to continue our pattern of steady dividends, all the while giving consideration to the appropriate dividend payout.

     Moreover, as part of increasing shareholder value and returning profits to shareholders, we have over the last four years repurchased and cancelled a total of 10,100,000 shares of the Company. We will continue to examine such measures in the future.

     We have actively invested in existing sales markets, developing new “SPA” (Special Retailer of Private Label Apparel) stores, developing points of contact with customers, and launching new overseas business locations. We hope that these efforts will benefit our shareholders by improving future profits.

3.	Concept and Policy Regarding Lowering the Price of the Investment Unit

     It is important that our group promote the long-term stable retention of our company shares by investors, while also broadening our investor base. To do so, we believe lowering the price of the investment unit for the benefit of individual investors to be an effective measure. Going forward, taking stock market trends into consideration and examining the necessary costs and effects of this policy, we will proceed to take careful measures while attaching great importance to shareholders.

4.	Measures for Business Targets

     Our target is to achieve ROE (return on equity) of 6% or higher and an operating income margin of 9% or higher.

5.	Our Medium- and Long-Term Business Strategy

     To take the full advantage of limited management resources, we will “select and focus business operations” by concentrating management resources on competitive areas to increase profits, while also expanding our business operations by broadening the scope of such competitive areas and fields. In this respect, we have been conducting a positioning analysis of our business portfolio based on profitability and growth potential. As key factors in our future growth, we aim to further strengthen the market position of our Wacoal and Wing brand inner wear businesses, which are both highly profitable and showing stable growth, and at the same time increase the profitability of our catalogue, wellness and SPA businesses, which are expected to have growth potential but which have yet to achieve full profitability. We will implement three-year priority policies for the expansion of these business operations, and will actively invest in these areas.

     With an aim towards corporate sustainability and social responsibility, we will develop a framework to address corporate ethics and environmental issues.

Three Year Priority Policies (Medium-Term Business Plan)

(1)	Core brands (Wacoal and Wing)

For our Wacoal brand, we will expand our points of contact with, and services to, customers by improving existing sales floors and developing “theme solution” operations (sales floors structured to meet the specific needs of customers) aimed at the middle-aged and senior market. Moving outside of the intimate apparel category, we will differentiate ourselves and enhance our competitiveness by creating sales locations in the same complexes as our Wellness business. Through these activities, we will address decreasing sales in certain channels, and aim to improve operating profit margin through promoting structural reforms.

For our Wing brand, including products that are part of our promotional campaigns, we will actively expand points of contact with customers by utilizing our catalogue and internet channels and launching direct sales stores in urban areas. As we look for new sales channels, we will invest in brand quality in order to maintain our position and competitiveness outside of existing chain stores, and we will seek to expand sales while maintaining our current operating profit ratio.

(2)	Promotion of SPA business

We will increase the number of stores for four existing brands (une nana cool, Subito, Amphi and Sur la plage) and aim to achieve a surplus in the fiscal year ending March 2007.

(3)	Promotion of Wellness business

We will concentrate providing value in “comfort” and “health”, and create points of contact and sales floors based on each of these themes and that go beyond product categories. Area of business operations will be expanded to include “competitive sport” and “care” in addition to the current core area of “conditioning”. We will actively invest in the core brand “CW-X” to promote it as a worldwide strategic product. By implementing these policies, we aim to increase sales and improve the operating profit ratio.

(4)	Promotion of catalogue and internet sales

In addition to catalogue sales, we plan on taking advantage of the rapid spread of the Internet to build new points of contact with customers, while also maintaining the operating profit ratio and working to increase sales.

(5)	Strategic investment in the Chinese market

We do not intend to merely compete for sales in the mass market in China, but regard it as a future leading market in Asia and plan on investing in marketing to ensure high brand recognition. We will expand our business in China, with the aim to achieve a profit in the fiscal year ending March 2007.

Corporate Social Responsibility

(1)	Business compliance practices

We believe that the practice of business compliance includes observance of laws and social standards, complying with internal controls based on the basic principles of our corporation, and sincerely responding to various social requirements. Since its establishment, Wacoal has strictly prohibited unlawful activities, and going forward will work to further strengthen our internal compliance system. Based on our “Corporate Ethics—Wacoal’s Action Agenda”, established for reviewing various corporate activities from the viewpoint of business compliance, and our “Code of Ethics for Officers and Employees”, established in response to the U.S. Sarbanes-Oxley Act, we will fully enforce business compliance internally, as well as at our domestic and overseas affiliates, while also responding to changes within and outside the company.

(2)	Promotion of environmental management

Since fiscal year 2000, Wacoal has been working to build an environmental management system. In February 2001, we obtained ISO 14001 certification for both our Kyoto business office and for Nagasaki Wacoal Sewing Corp. (currently Kyushu Wacoal Manufacturing Corp.). Going forward, we will promote our environmental management system group-wide, with an aim towards giving the highest level of attention to environmental matters in the industry.

(3)	Promotion of social contribution activities

As a “Company to Co-exist with Women”, we have been engaged in social contribution activities through our “Pink Ribbon Project” (activities to promote the early detection of breast cancer). We will work to step up the project and expand its activities, both inside and outside the company.

6.	Status of and Basic Policy Regarding Corporate Governance

     The goal of our basic corporate governance policy is to promote our corporate values in a stable manner, through improving management efficiency and transparency from the viewpoint of all stakeholders, including customers and shareholders.

     Specifically, we have reformed our corporate organization and meeting procedures to reinforce the decision-making and supervising authority of the board of directors and to clarify responsibilities for business operations. In June 2002, the Company introduced a new corporate governance system, and decreased the number of directors from 16 to 13. Since then, the number of directors has been further decreased to 9. In line with the introduction of the corporate officer system, we have established meetings of corporate officers to review the business plans of each business section, report quarterly results, and communicate various instructions and information. Currently, such meetings consist of the directors, 19 corporate officers, and 2 full time corporate auditors. When analyzing and reviewing business plans based on corporate-wide policy, the meetings are operated as business strategy meetings.

     In order to increase transparency regarding managerial matters, we have enhanced our IR (“Investor Relations”) activities and made our utmost efforts to actively disclose information to our shareholders and investors. Furthermore, the Company established a Disclosure Committee in August 2003 to develop corporate governance and ensure the creditability of disclosures of financial information.

     Regarding the implementation of corporate ethics practices, in April, 2002, we inaugurated our Corporate Ethics Implementation Committee, and enacted a “Corporate Ethics — Wacoal’s Action Agenda” as a guideline for directors, corporate officers and employees. In addition, we have been working to promote corporate ethics through seminars. In addition, we enacted a “Code of Ethics for Officers and Employees” in May 2004, in response to the U.S. Sarbanes-Oxley Act.

     The following chart shows our system of corporate governance.

(As of April 1, 2004)

III. Business Results and Financial Condition

1. Business Results

     During the first half of the fiscal year ended March 31, 2004, the Japanese economy was flat, with modest improvement in corporate profits, while consumer spending had not yet fully recovered. In the latter half of the fiscal year, corporate revenues showed marked improvement and consumer spending was propped up by spending on consumer electronics products, such as digital cameras and flat-screen televisions, indicating a steady recovery of the economy.

     Business results in the woman’s fashion industry were heavily affected by unstable weather, including a long rainy season and cool summer during the first half of the fiscal year and unusually warm winter during the second half of the fiscal year. As a result, overall business results were stagnant.

     In this environment, we sought to improve the strength of our products, and while developing products centered on innerwear and focused on consumer needs, we endeavored to develop new points of contact with customers through directly managed stores. With respect to the Wacoal brand, the summer campaign product “T-Shirt Bra NAMI NAMI” and the autumn campaign product “Kanjiru Bra” were favorably received. There was also an increase in sales of high value-added products promoted through department store and boutique channels. Moreover, “La Vie Aisée” and “Gra-P” innerwear, targeting the middle-aged and senior market, continued their favorable results. However, growth in our core product group was stagnant. As for our Wing brand, the high value-added product “Lesiage” and the youth-targeted product “Le Souffle” both performed well, but overall product sales, including campaign products, were sluggish. Seasonal products in Wacoal and Wing brand innerwear were heavily affected by the cool summer and warm winter weather, but the red color underwear released to commemorate the “Year of the Monkey” in 2004 received a high degree of media coverage and boomed in popularity around the end of calendar year 2003 and beginning of calendar year 2004, bringing vitality to a stagnant market.

     Started three years ago and aimed at developing new channels and points of contact with customers, the SPA business has been showing steady development, both in the number of stores and sales amount, thanks to an increase in brand recognition.

     In other areas, our catalogue business showed favorable results, due to a favorable performance in garments and sundries, and a newly issued inner wear sales catalogue, “Wannabe”, in addition to our existing “Love Body” and “Sachet” catalogues. In our Wellness business, our main product, sports conditioning wear “CW-X” showed steady sales; however, summer swimwear was affected by the unusually cool summer, and sales of hosiery and shoes were stagnant.

     As we select and focus our business operations to take full advantage of limited management resources, we terminated our special alliance with Sweden House Co., Ltd., and retired from the business of construction and sales of imported houses at the end of the fiscal year. As a result, our sales in the housing business segment fell short of our business plan.

     With regard to our overseas business, during the first six months of the fiscal year, our Asian affiliated companies showed stagnant growth overall, due to the economic downturn from the SARS epidemic and the war in Iraq, but recovered for the latter half of the fiscal year. The U.S. business environment was affected by the war in Iraq and fears of terrorism, but there was an upturn towards the end of the fiscal year and, as a result, our overseas business achieved better results than in the previous fiscal year.

     Consolidated sales for this fiscal year were 163,155 million yen, a 0.3% decrease compared to the previous fiscal year.

     In terms of profit, although we put great effort into improving operational efficiency by reducing costs through structural reform, operating income for this fiscal year was 3,016 million yen, a 58.5% decrease compared to the previous fiscal year. The decrease was attributable to an asset-impairment loss of 2,574 million yen recorded as an operating expense.

     Pre-tax net income for the current fiscal year was 4,532 million yen, a 1.6% decrease compared to the previous fiscal year, and net income for the current fiscal year was 2,902 million yen, a 0.1% increase compared to the previous fiscal year.

     The Company has obtained approval from the Health and Welfare Ministry to transfer the substitutional portion of its employee pension fund liabilities to the Government of Japan, resulting in gain of 5,577 million yen on a non-consolidated basis under Japan GAAP. U.S. Accounting Standards does not permit recording the gain until the benefit obligations for the substitutional portion and related pension assets are completely transferred to the Government of Japan. As the transfer is pending as of the end of the period, such gain is not reflected in the consolidated financial statements for the period.

     Regarding sales by business category, current fiscal year sales of “textile goods and related products” were 147,377 million yen, a 0.1% decrease compared to the previous fiscal year. “Other” sales during the current fiscal year were 16,332 million yen, a 0.1% decrease compared to the previous fiscal year.

     Regarding sales by location, “Japan” represented 144,896 million yen, accounting for 88.8% of group sales, whereas “Asia” accounted for 3.0% and “Europe and the U.S.” accounted for 8.2%.

     Concerning the dividend for this fiscal year, as previously announced, the dividend payable will be 15.00 yen per share—an increase of 1.50 yen per share from the original plan of 13.50 yen per share.

2. Financial Condition

     As a result of an increase of accounts receivable, cash flow from operating activities during this fiscal year increased by 2,657 million yen as compared to the previous fiscal year, with a total of 7,858 million yen.

     Cash flow provided by investing activities amounted to 1,328 million yen as a result of redemption of securities, etc.

     Cash flow used in financing activities amounted to 6,138 million yen, owing mainly to the payment of dividends.

     The balance of cash and cash equivalents at the end of this fiscal year was 27,443 million yen, a 197 million yen increase compared to the previous fiscal year.

     Moreover, free cash flow, which has been calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 2,863 million yen.

Trends in certain financial indicators

	Year	Year	Year
	ended March 31, 2002	ended March 31, 2003	ended March 31, 2004
Equity ratio (%)	75.1	73.7	76.0
Equity ratio based on the market value (%)	65.9	58.5	67.9
Debt redemption years (years)	0.9	0.8	0.8
Interest coverage ratio (times)	36.2	47.6	46.0

Equity ratio=shareholders’ equity/total assets

Equity ratio based on the market value=aggregate market value of shareholders’ equity/total assets

Debt redemption years=interest-bearing debt/cash flow from operating activities

Interest coverage ratio=cash flow from operating activities/interest expense

3. Forecast for the Next Fiscal Year

     Regarding overall business conditions, the domestic economy shows steady recovery as corporate revenues improve due to an increase in exports and production, and consumer spending is picking up. As for other countries, the economy in Europe, U.S. and Asia has been recovering overall.

     In the domestic woman’s fashion industry, although improvement of consumer spending can be expected due to the economic recovery, sales of apparel in large-size retail stores are still stagnant, and severe market conditions will continue.

     Under these circumstances, the Wacoal group will make further efforts to develop products that are specific to each generation of consumers, and we will aggressively pursue our goal of increasing our points of contact with consumers based on our medium-term business plan.

     Our target for the next fiscal year is to achieve sales of 166,000 million yen, operating income of 13,600 million yen, pre-tax net income of 13,600 million yen, and net income of 8,000 million yen.

IV-1. Consolidated Balance Sheet

	Current Year	Previous Year	Amount
Accounts	As of March 31, 2004	As of March 31, 2003	Increased/Decreased
(Assets)	Million Yen	Million Yen	Million Yen
Current assets
Cash and bank deposits	6,847	7,084	(237)
Time deposits	20,596	20,162	434
Marketable securities	44,316	48,250	(3,934)
Receivables
Notes receivable	1,226	1,742	(516)
Accounts receivable-trade	19,053	18,688	365

	20,279	20,430	(151)
Allowance for returns and doubtful receivables	(2,140)	(2,288)	148

	18,139	18,142	(3)
Inventories	26,060	24,346	1,714
Deferred tax assets	5,219	4,653	566
Other current assets	1,868	1,849	19

Total current assets	123,045	124,486	(1,441)
Tangible fixed assets
Land	19,910	22,924	(3,014)
Buildings and structures	55,879	55,801	78
Machinery and equipment	12,413	12,248	165
Construction in progress	370	78	292

	88,572	91,051	(2,479)
Accumulated depreciation	(38,640)	(36,880)	(1,760)

Net tangible fixed assets	49,932	54,171	(4,239)
Other assets
Investments in affiliated companies	12,838	10,840	1,998
Investments	29,872	17,968	11,904
Deferred tax assets	959	3,616	(2,657)
Lease deposits and others	8,157	7,024	1,133

Total other assets	51,826	39,448	12,378

Total Assets	224,803	218,105	6,698

	Current Year	Previous Year	Amount
Accounts	As of March 31, 2004	As of March 31, 2003	Increased/Decreased
(Liabilities, minority interests and shareholders’ equity)	Million Yen	Million Yen	Million Yen
Current Liabilities
Short-term bank loans	3,954	5,633	(1,679)
Payables
Notes payable	2,885	2,499	386
Accounts payable-trade	9,343	8,627	716

	12,228	11,126	1,102
Accounts payable	5,340	5,437	(97)
Accrued payroll and bonuses	6,895	7,520	(625)
Accrued corporate taxes, etc.	2,724	2,796	(72)
Long-term debt to be repaid within 1 year	374	213	161
Other current liabilities	1,579	851	728

Total current liabilities	33,094	33,576	(482)
Long-term liabilities
Long-term debt	122	455	(333)
Customer deposits	805	764	41
Reserves for retirement benefit	14,794	20,650	(5,856)
Deferred tax liability	3,424	39	3,385

Total long-term liabilities	19,145	21,908	(2,763)
Minority interests	1,806	1,782	24
Shareholders’ equity
Common stock	13,260	13,260	—
Additional paid-in capital	25,242	25,242	—
Retained earnings	129,941	131,466	(1,525)
Accumulated other comprehensive income (loss)
Foreign currency exchange adjustment	(3,512)	(1,947)	(1,565)
Unrealized gain/(loss) on securities	6,831	(846)	7,677
Additional minimum pension liability	(954)	(6,293)	5,339
Treasury stock	(50)	(43)	(7)

Total shareholders’ equity	170,758	160,839	9,919

Total liabilities, minority interests and shareholders’ equity	224,803	218,105	6,698

IV-2. Consolidated Income Statement

	Current Year		Previous Year
	From April 1, 2003		From April 1, 2002		Amount
Accounts	To March 31, 2004		To March 31, 2003		Increased/Decreased
	Million Yen	%	Million Yen	%	Million Yen
Sales	163,155	100.0	163,709	100.0	(554)
Operating expenses
Cost of sales	84,638	51.9	85,306	52.1	(668)
Selling, general and administrative Expenses	72,927	44.7	70,583	43.1	2,344
Impairment charges on long-lived assets	2,574	1.6	556	0.4	2,018

Total operating expenses	160,139	98.2	156,445	95.6	3,694

Operating income	3,016	1.8	7,264	4.4	(4,248)
Other income and (expenses)
Interest income	225	0.1	305	0.2	(80)
Interest expense	(113)	(0.0)	(165)	(0.1)	52
Dividend income	256	0.2	220	0.1	36
Gain on sale and exchange of investment	932	0.6	436	0.3	496
Valuation loss on investment in securities	(142)	(0.1)	(3,566)	(2.2)	3,424
Others (net)	358	0.2	110	0.1	248

Total other income (expense), net	1,516	1.0	(2,660)	(1.6)	4,176

Income before income taxes, equity in net income of affiliated companies and minority interests	4,532	2.8	4,604	2.8	(72)

Income taxes
Current	5,774	3.5	5,243	3.2	531
Deferred	(3,254)	(2.0)	(2,756)	(1.7)	(498)

Total income taxes	2,520	1.5	2,487	1.5	33

Income before equity in net income of affiliated companies and minority interests	2,012	1.3	2,117	1.3	(105)
Equity in net income of affiliated companies	1,032	0.6	966	0.6	66
Minority interests	(142)	(0.1)	(185)	(0.1)	43

Net income	2,902	1.8	2,898	1.8	4

Earnings per share	19.85		19.48

IV-3. Consolidated Comprehensive Income Statement

	Current Year	Previous Year
	From April 1, 2003	From April 1, 2002	Amount
Accounts	To March 31, 2004	To March 31, 2003	Increased/Decreased
	Million Yen	Million Yen	Million Yen
Net income	2,902	2,898	4

Other comprehensive income (loss) — after adjustment of tax effect
Foreign currency exchange adjustment	(1,565)	(1,010)	(555)
Net unrealized gain on securities	7,677	(1,045)	8,722
Minimum pension liability adjustment	5,339	(3,848)	9,187

Total of other comprehensive income (loss)	11,451	(5,903)	17,354

Comprehensive income (loss)	14,353	(3,005)	17,358

IV-4. Consolidated Shareholders’ Equity Statement

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2003	146,570	13,260	25,242	131,466	(9,086)	(43)
Net income				2,902
Other comprehensive income					11,451
Cash dividends paid				(1,978)
(13.5 yen per 1 share)
Retirement of treasury stock	(2,600)			(2,449)
Purchase of treasury stock	(6)					(7)

As of March 31, 2004	143,964	13,260	25,452	129,941	(2,365)	(50)

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2002	149,112	13,260	25,242	132,891	(3,183)	(5)
Net income				2,898
Other comprehensive income					(5,903)
Cash dividends paid				(2,013)
(13.5 yen per 1 share)
Retirement of treasury stock	(2,500)			(2,310)
Purchase of treasury stock	(42)					(38)

As of March 31, 2003	146,570	13,260	25,242	131,466	(9,086)	(43)

IV-5. Consolidated Cash Flow Statement

	Current Year	Previous Year
	From April 1, 2003	From April 1, 2002	Amount
Accounts	To March 31, 2004	To March 31, 2003	Increased/Decreased
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	2,902	2,898	4
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	3,081	2,971	110
(2) Deferred taxes	(3,254)	(2,756)	(498)
(3) Gain/loss on sale of fixed assets	455	143	312
(4) Impairment loss on fixed assets	2,574	556	2,018
(5) Valuation loss on investment in securities	142	3,566	(3,424)
(6) Gain on sale and exchange of investment securities	(932)	(436)	(496)
(7) Equity in net income of affiliated companies	(726)	(643)	(83)
(8) Changes in assets and liabilities
Decrease (increase) in receivables	(46)	3,110	(3,156)
Decrease (increase) in inventories	(2,124)	154	(2,278)
Increase in other current assets	(346)	(1,365)	1,019
Increase (decrease) in payables	1,020	(2,236)	3,256
Increase in reserves for retirement benefits	3,212	1,672	1,540
Decrease (increase) in accrued expenses and other current liabilities	(657)	771	(1,428)
(9) Others	(100)	(547)	447

Net cash flow from operating activities	5,201	7,858	(2,657)
II. Investing activities
1. Proceeds from sale and redemption of marketable securities	59,977	59,681	296
2. Acquisition of marketable securities	(56,019)	(67,613)	11,594
3. Proceeds from sales of fixed assets	369	1,416	(1,047)
4. Proceeds from sale and redemption of investments	2,130	1	2,129
5. Acquisition of tangible fixed assets	(2,338)	(2,104)	(234)
6. Acquisition of investments in affiliated companies	(1,690)	(150)	(1,540)
7. Acquisition of investments	(776)	(716)	(60)
8. Increase in other assets	(325)	(354)	29

Net cash flow provided by (used in) investing activities	1,328	(9,839)	11,167
III. Financing activities
1. Decrease in short-term bank loans	(1,595)	(1,647)	52
2. Proceeds from long-term debt	49	183	(134)
3. Repayment of long-term debt	(158)	(181)	23
4. Purchase of treasury stock	(2,456)	(2,348)	(108)
5. Dividends paid in cash	(1,978)	(2,013)	35

Net cash flow used in financing activities	(6,138)	(6,006)	(132)

IV. Effect of exchange rate on cash and cash equivalents	(194)	(148)	(46)

V. Increase/decrease in cash and cash equivalents	197	(8,135)	8,332
VI. Initial balance of cash and cash equivalents	27,246	35,381	(8,135)

VII. Year end balance of cash and cash equivalents	27,443	27,246	197

Additional Information

Cash paid for
Interest	114	154	(40)
Income taxes, etc.	5,846	4,543	1,303
Non-cash investing activities
Exchange of shares	0	496	(496)

IV-6. Basic Matters in Preparing Consolidated Financial Statements

1.	Matters Regarding the Scope of Consolidation and Application of the Equity Method

Major consolidated subsidiaries:

Studio Five Corp., Nagasaki Wacoal Sewing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd. and Wacoal China Co., Ltd.

Major Affiliated Companies:

Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

2.	Matters Regarding New Subsidiaries and Affiliates

Consolidated (new): Dalian Wacoal Co., Ltd.

Equity Method (new): Wacoal Malaysia SDN BHD, House of Rose Co., Ltd., New Urbon Co., Ltd.

3.	Standard of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States (hereinafter referred to as the “U.S. Accounting Standards”) except from segment information which is prepared using Accounting Standards Generally Accepted in Japan. Various laws and ordinances relating to accounting in the U.S. include Regulation S-X, Accounting Series Releases regarding reporting to the Security Exchange Commission, the Financial Accounting Standards Board (FASB), the Accounting Principles Board (APB), and Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others.

4.	Significant Accounting Policies

(1)	Valuation Standard of Inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market accounting method.

(2)	Valuation Standard of Tangible Fixed Assets and Method of Depreciation

Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of assets (the lease term or useful life, whichever is shorter, is used for capitalized leased assets).

(3)	Valuation Method of Marketable Securities and Investment Securities

Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as available for sale securities, and valued at a fair value. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders’ equity.

(4)	Reserve for Retirement Benefits

This is accounted for based on the provisions of FASB Standard No. 87.

(5)	Lease Transactions

Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at fair value of the lease payments.

(6)	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

(7)	Consolidated Cash Flow Statement

Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.

(Notes)

1.	Market Value, etc. of Securities

(Unit: Million Yen)

	Current Year				Previous Year
	As of March 31, 2004				As of March 31, 2003
	Acquisition	Total Unrealized	Total Unrealized	Fair	Acquisition	Total Unrealized	Total Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value
Securities
Government Bonds	2,722	2	4	2,720	2,720	5	0	2,725
Corporate Bonds	22,962	19	4	22,977	23,944	30	16	23,958
Bank Bonds	12,781	87	5	12,863	18,696	39	14	18,721
Trust Fund	5,722	43	9	5,756	2,829	17	0	2,846

Total	44,187	151	22	44,316	48,189	91	30	48,250

Investment Equities	15,457	13,805	6	29,256	16,293	2,672	1,352	17,613

Total	15,457	13,805	6	29,256	16,293	2,672	1,352	17,613

2.	Reserve for Retirement Benefits

Employee Retirement Benefit Plans

     We and our subsidiaries have several retirement benefit plans. We have adopted a welfare pension fund plan, and some subsidiaries have adopted an eligible pension plan.

     The market value of estimated future payments, increase and decrease of fair value of pension assets, and related information are as follows:

	March 31, 2004	March 31, 2003
Increase/decrease of fair value of estimated future payment
Initial balance of fair value of estimated future payment	55,115 million yen	48,431 million yen
Service expense	1,589	2,146
Interest rate expense	1,302	1,355
Contribution of employees	131	420
Actuarial losses	(1,964)	4,733
Balance based on prior service liabilities	(68)	(244)
Pension benefits from pension assets	(1,187)	(1,111)
Pension benefits from the company	(300)	(615)

Current year end balance of fair value of estimated future payment	54,618	55,115

Increase/Decrease of fair value of pension assets
Initial balance of pension assets	26,137	27,801
Actual increase	2,488	(2,821)
Pension contributed from company	1,912	1,848
Contribution from employees	131	420
Pension benefits	(1,187)	(1,111)

Current year end balance of pension assets	29,481	26,137

Initial balance of pension benefit trusts	3,054	4,161
Actual increase	2,978	(1,107)

Current year end balance of pension benefit trusts	6,032	3,054

Excess over pension assets of estimated future payment	19,015	25,924
Unrecognized actuarial differences	(8,616)	(18,894)
Unrecognized prior service liabilities (decrease in liabilities)	1,896	2,029
Unamortized balance of net assets in adopting new standard	—	118

Balance of net amount recognized	12,385	9,177

Breakdown of net amount recognized on consolidated balance sheet
Reserve for retirement benefits	14,188	20,046
Accumulated other comprehensive income (before deduction of tax effect)	(1,803)	(10,869)

Total	12,385	9,177

	Year Ended March 2004	Year Ended March 2003
Current year retirement benefit expense
Service expense	1,589	2,146
Interest rate expense	1,302	1,355
Expected performance benefit from pension assets	(642)	(808)
Amortized and deferred net unrecognized liability	3,153	1,832

Total	5,402	4,525

	Year Ended March 2004	Year Ended March 2003
Assumptions
Actuarial assumptions — retirement benefit obligations
Reduction ratio	2.5%	2.5%
Expected promotion ratio of wage standard	0.4	0.4
Actuarial assumptions — net pension cost for the term
Reduction ratio	2.5	3.0
Expected promotion ratio of wage standards	0.4	0.4
Long-term performance benefit of pension assets	2.5	3.0

     Unrecognized loss has been amortized over the length of average remaining service (12 years), and the transition adjustment from adopting the provisions of FASB Standard No. 87 is amortized over 15 years.

     Officers’ Retirement Benefit Plans

     The reserve for officers’ retirement benefits is included in the reserve for retirement benefits. Balance of reserves for officers’ retirement benefits for the year ended March 31, 2004 and the year ended March 31, 2003 are 606 million yen and 604 million yen, respectively.

3.	Income Taxes

     The effective corporate tax rate is different from the legal tax rate owing to the following reasons:

	Year Ended March 2004	Year Ended March 2003
Legal tax rate	41.1%	42.1%
Reasons increased (decreased)
Expense excluded from nontaxable expenses	9.8	5.8
Valuation allowance	7.6	11.7
Corporate tax for the previous year	16.8	—
Undistributed earnings of foreign subsidiaries and affiliates	(2.7)	4.1
Use of tax loss carryforwards	(8.4)	(0.1)
Others	(8.6)	(9.6)

Effective corporate tax rate	55.6	54.0

     The effect of temporary differences, etc. for deferred tax assets/liabilities is as follows.

	March 31, 2004		March 31, 2003
	Deferred	Deferred	Deferred	Deferred
	tax assets	tax liabilities	tax assets	tax liabilities
Sales returns	754 million yen		798 million yen
Allowance for doubtful receivables	497		63
Inventory valuation	1,244		751
Intercompany profits	191		133
Accrued bonuses	1,499		1,413
Valuation loss on investment securities	794		1,407
Gain on sales of fixed assets		1,631 million yen		1,711 million yen
Undistributed earnings of foreign subsidiaries and affiliates		1,890		2,015
Net unrealized gain on securities		5,652		579
Net realized gain on exchange of equity securities		2,015		2,126
Capitalized supplies	390		388
Enterprise taxes	225		250
Compensated absences	922		1,005
Pension expense	5,170		7,355
Excess over depreciation and amortization and impairment loss	1,642		288
Tax loss carryforwards	1,486		1,317
Other temporary differences	845	532	736	44

Total	15,659	11,720	15,904	6,475
Valuation allowance	(1,185)		(1,199)

Total	14,474	11,720	14,705	6,475

4.	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to prepare for the fluctuation risk of the foreign currency exchange rate and interest, forward exchange contracts have been utilized as financial derivative products. There are forward exchange transactions (dollar-buying, yen-selling) which are non-market transactions. Nevertheless, indications thereof have been omitted as the valuation profit/loss and contract amounts are of little importance.

V. Segment Information

(1)	Segment Information by Type of Business

Current year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	146,945	16,210	163,155		163,155

(2) Internal sales among segments	—	3,697	3,697	(3,697)	—

Total	146,945	19,907	166,852	(3,697)	163,155

Operating expenses	143,219	19,537	162,756	(2,617)	160,139

Operating income (Loss)	3,726	370	4,096	(1,080)	3,016

II. Assets, depreciation and amortization and capital expenditure
Assets	114,523	14,610	129,133	95,670	224,803
Depreciation and amortization	2,772	212	2,984	97	3,081
Capital expenditure	2,356	65	2,421	0	2,421

Previous year (April 1, 2002 to March 31, 2003)

(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	147,377	16,332	163,709	—	163,709

(2) Internal sales among segments	—	7,489	7,489	(7,489)	—

Total	147,377	23,821	171,198	(7,489)	163,709

Operating expenses	138,613	24,125	162,738	(6,293)	156,445

Operating income (Loss)	8,764	(304)	8,460	(1,196)	7,264

II. Assets, depreciation and amortization and capital expenditure
Assets	115,072	15,483	130,555	87,550	218,105
Depreciation and amortization	2,625	238	2,863	108	2,971
Capital expenditure	2,432	56	2,488	0	2,488

(Note)	1.	Segment information is prepared based on the “consolidated financial statement regulations”.

	2.	Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

	3.	Core products of respective businesses: Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

		Others: mannequins, shop design and implementation, housing, restaurant, culture, services, etc.

(2)	Segment Information by Location

Current year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	144,896	4,957	13,302	163,155	—	163,155

(2) Internal sales among segments	912	3,895	1	4,808	(4,808)	—

Total	145,808	8,852	13,303	167,963	(4,808)	163,155

Operating expenses	143,613	8,338	11,916	163,867	(3,728)	160,139

Operating income	2,195	514	1,387	4,096	(1,080)	3,016

II. Assets	118,395	18,572	7,094	144,061	80,742	224,803

Previous year (April 1, 2002 to March 31, 2003)

(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	145,155	4,986	13,568	163,709	—	163,709

(2) Internal sales among segments	718	3,025	—	3,743	(3,743)	—

Total	145,873	8,011	13,568	167,452	(3,743)	163,709

Operating expenses	139,527	7,446	12,019	158,992	(2,547)	156,445

Operating income	6,346	565	1,549	8,460	(1,196)	7,264

II. Assets	119,105	17,390	7,374	143,869	74,236	218,105

(Note)	1.	Segment information is prepared based on the “consolidated financial statement regulations”.

	2.	Main countries and areas belonging to classifications other than Japan

		Asia: various countries of East Asia and Southeast Asia

		Europe/U.S.: the U.S. and various European countries

(3)	Overseas Sales

Current year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	4,957	13,302	18,259

II. Consolidated sales			163,155

III. Ratio of overseas sales in consolidated sales	3.0%	8.2%	11.2%

Previous year (April 1, 2002 to March 31, 2003)

(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	4,986	13,568	18,554

II. Consolidated sales			163,709

III. Ratio of overseas sales in consolidated sales	3.0%	8.3%	11.3%

(Note)	1.	Segment information is prepared based on the “consolidated financial statement regulations”.

	2.	Main countries and areas belonging to classifications other than Japan Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

VI. Status of Production and Sales

(1)	Production Results

	Current Year		Previous Year
	From April 1, 2003		From April 1, 2002
	To March 31, 2004		To March 31, 2003
Segment name by type of business	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%
Textile goods and related products	70,572	100.0	69,670	100.0

(2)	Sales Results

	Current Year		Previous Year
	From April 1, 2003		From April 1, 2002
	To March 31, 2004		To March 31, 2003
Segment name by type of business	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%
Textile goods and related products
Innerwear
Foundation and lingerie	115,674	70.9	116,741	71.3
Nightwear	11,823	7.2	12,710	7.8
Children’s underwear	2,583	1.6	2,515	1.5

Subtotal	130,080	79.7	131,966	80.6

Outerwear/Sportswear	10,409	6.4	9,440	5.8

Hosiery	1,798	1.1	1,672	1.0

Other textile goods and related products	4,658	2.9	4,299	2.6

Total	146,945	90.1	147,377	90.0

Others	16,210	9.9	16,332	10.0

Total	163,155	100.0	163,709	100.0

VII. Summary of Non-Consolidated Financial Statements for the Year Ended March 2004

May 10, 2004

Listed Company: Wacoal Corporation	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto
( URL http://www.wacoal.co.jp/ )

Representative:	Position: President and Director
Name: Yoshitaka Tsukamoto
For Inquiries:	Position: Director of Finance, Corporate Planning
Name: Ikuo Otani Tel: (075) 682-1010

Date of Meeting of Board of Directors to Approve Financial Statements: May 10, 2004
Date of Ordinary General Meeting of Shareholders: June 29, 2004
Existence of Interim Dividend System: None
Adoption of Unit Share System: Yes (1 Unit: 1,000 shares)

1.	Results for the Year Ended March 2004 (April 1, 2003 to March 31, 2004)

(1)	Business Results	(Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Ordinary Income
	Million Yen	%	Million Yen	%	Million Yen	%
Year Ended March 2004	128,496	(0.1)	5,775	(29.3)	7,152	(24.8)
Year Ended March 2003	128,641	0.2	8,169	5.4	9,517	4.5

					Ratio of Net	Ratio of
			Net	Diluted Net	Income to	Ordinary
			Income	Earnings Per	Shareholders’	Income to Total	Ratio of Ordinary
	Net Income		Per Share	Share	Equity	Assets	Income to Sales
	Million Yen	%	Yen	Yen	%	%	%
Year Ended March 2004	4,035	33.9	27.34	—	2.5	3.7	5.6
Year Ended March 2003	3,013	(37.3)	19.99	—	1.9	5.0	7.4

(Note)	(i)	Average number of shares during the year ended: March 2004: 146,226,674 shares March 2003: 148,772,325 shares

	(ii)	Changes in accounting method: Yes

	(iii)	Percentages indicated under sales, operating income, ordinary income and net income represent the increase/decrease compared to the previous year.

(2)	Status of Dividends

	Annual Dividend Per Share					Dividend Ratio
				Total Dividends	Dividend	for Shareholders’
		Interim	End of Year	(Annual)	Tendency	Equity
	Yen	Yen	Yen	Million Yen	%	%
Year Ended March 2004	15.00	—	15.00	2,159	53.5	1.3
Year Ended March 2003	13.50	—	13.50	1,978	65.7	1.3

(3)	Financial Status

		Total Shareholders’	Shareholders’ Equity	Shareholders’
	Total Assets	Equity	Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
Year Ended March 2004	198,070	162,311	81.9	1,127.18
Year Ended March 2003	189,019	155,714	82.4	1,062.12

(Note)	(i)	Number of outstanding shares at end of the year: March 2004: 143,963,825 shares March 2003: 146,570,431 shares

	(ii)	Number of treasury stock at end of the year: March 2004: 52,860 shares March 2003: 46,254 shares

2.	Forecast of Business Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)

				Annual Dividend Per Share
	Sales	Operating Income	Net Income	Interim	End of Year
	Million Yen	Million Yen	Million Yen	Yen	Yen	Yen
Interim Period	70,000	6,000	3,400	—	—	—
Annual	132,000	8,000	4,400	—	15.00	15.00

(Reference) Expected net income per share (annual basis): 30.30 yen
* The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 8 of the attachment for items relating to the foregoing estimates.

VIII-1. Balance Sheet

	Current Year		Previous Year		Amounts
Accounts	As of March 31, 2004		As of March 31, 2003		Increased/Decreased
(Assets)	Million Yen	%	Million Yen	%	Million Yen
I. Current Assets	91,602	46.2	94,526	50.0	(2,923)
Cash and bank deposits	22,307		22,911		(603)
Trade notes	467		1,038		(571)
Trade accounts	13,975		13,565		409
Marketable securities	24,705		29,735		(5,029)
Finished products	17,915		15,633		2,281
Raw materials	211		194		17
Work in process	1		67		(65)
Materials held by Subcontractors	1,871		1,888		(16)
Short-term loans	6,336		5,960		376
Deferred income taxes	4,055		3,063		992
Others	759		612		146
Reserve for bad debts	(1,005)		(143)		(862)
II. Fixed Assets	106,468	53.8	94,493	50.0	11,975
1. Tangible fixed assets	41,346	20.9	45,840	24.2	(4,493)
Buildings	20,860		21,714		(853)
Structures	428		477		(48)
Machinery	16		21		(5)
Vehicles	34		22		11
Equipment and tools	2,579		2,614		(35)
Land	17,427		20,948		(3,521)
Temporary account for Construction	—		40		(40)
2. Intangible fixed assets	3,079	1.6	2,410	1.3	668
Goodwill	229		367		(137)
Leasehold right	585		585		—
Software	2,179		1,367		812
Others	84		89		(5)
3. Investment and other assets	62,042	31.3	46,242	24.5	15,799
Investment securities	52,169		37,815		14,354
Equity investment in Subsidiaries	6,067		4,997		1,070
Long-term loans	543		643		(100)
Lease deposits	1,768		1,293		474
Others	2,362		2,225		136
Reserve for bad debts	(869)		(733)		(136)

Total Assets	198,070	100.00	189,019	100.00	9,051

	Current Year		Previous Year		Amounts
Accounts	As of March 31, 2004		As of March 31, 2003		Increased/Decreased
(Liabilities)	Million Yen	%	Million Yen	%	Million Yen
I. Current Liabilities	27,678	14.0	26,676	14.1	1,001
Notes payable	875		653		221
Accounts payable-trade	10,753		10,363		390
Accrued liability	5,790		5,848		(58)
Accrued expenses	464		489		(25)
Accrued corporate taxes, etc.	2,442		2,550		(108)
Accrued bonuses	3,000		3,350		(350)
Allowance for returns	1,500		1,480		20
Others	2,853		1,941		911
II. Long-term Liabilities	8,081	4.1	6,628	3.5	1,452
Deferred tax liability	5,529		126		5,403
Reserve for retirement benefits	1,332		5,338		(4,006)
Reserve for officers retirement benefit	464		450		13
Others	755		713		41

Total Liabilities	35,759	18.1	33,304	17.6	2,454

(Shareholders’ Equity)
I. Common stock	13,260	6.7	13,260	7.0	—
II. Additional paid-in capital	25,273	12.7	25,273	13.4	—
Capital reserve	25,273		25,273		—
III. Retained earnings	112,621	56.9	113,052	59.8	(431)
Retained earnings reserve	3,315		3,315		—
Additional paid-in capital	105,339		105,367		(27)
Undistributed profits	3,967		4,370		(403)
IV. Other securities valuation difference	11,205	5.6	4,170	2.2	7,035
V. Treasury stock	(49)	(0.0)	(42)	(0.0)	(7)

Total Shareholders’ Equity	162,311	81.9	155,714	82.4	6,596

Total Liabilities and Shareholders’ Equity	198,070	100.00	189,017	100.00	9,051

VIII-2. Income Statement

	Current Year		Previous Year
	From April 1, 2003		From April 1, 2002		Amounts
Accounts	To March 31, 2004		To March 31, 2003		Increased/Decreased
	Million Yen	%	Million Yen	%
I. Sales	128,496	100.00	128,641	100.00	(145)
II. Cost of sales	65,941	51.3	66,296	51.5	(354)
Total income on sales	62,554	48.7	62,345	48.5	209
III. Selling, general and administrative expenses	56,778	44.2	54,175	42.1	2,602

Operating income	5,775	4.5	8,169	6.4	(2,393)

IV. Non-operating income	1,633	1.3	1,638	1.2	(4)
Interest income	254		321		(67)
Dividends received	769		694		75
Others	609		622		(12)
V. Non-operating expenses	256	0.2	290	0.2	(33)
Interest expense	1		2		(0)
Others	255		288		(33)

Current income	7,152	5.6	9,517	7.4	(2,364)

VI. Extraordinary gains	6,808	5.3	547	0.4	6,260
Gains on sales of fixed assets	28		547		(519)
Gain on sale of investment securities	1,202		—		1,202
Gain on transfer of substitutional portion of welfare pension fund	5,577		—		5,577
VII. Extraordinary loss	5,655	4.4	4,621	3.6	1,033
Loss on sale of fixed assets	445		631		(185)
Impairment loss	3,046		—		3,046
Valuation loss of investment securities	—		2,673		(2,673)
Additional charge for optional retirement	167		1,246		(1,079)
Pension for subsidiary allowance for doubtful receivables	926		—		926
Valuation loss of subsidiary stock	466		70		395
Subsidiary support loss	603		—		603

Pre-tax net income	8,305	6.5	5,443	4.2	2,862
Corporate tax, resident tax and enterprise tax	4,008	3.1	4,559	3.5	(551)
Previous fiscal year corporate tax, residence tax, and enterprise tax	760	0.6	—		760
Adjustment of corporate tax, etc.	(498)	(0.3)	(2,130)	(1.6)	1,631

Net income	4,035	3.1	3,013	2.3	1,021
Profit carryforwards from previous year	2,379		3,667		(1,287)
Retirement of treasury stock	2,448		2,310		137

Undistributed profits	3,967		4,370		(403)

VIII-3. Income Statement

	Current Year	Previous Year
	From April 1, 2003	From April 1, 2002	Amounts
Accounts	To March 31, 2004	To March 31, 2003	Increased/Decreased
	Million Yen	Million Yen	Million Yen
Current year undistributed income	3,967	4,370	(403)
Liquidated amount of reduced reserve for fixed assets	67	67	0

Total	4,034	4,437	(403)

Dividends to shareholders	2,159	1,978	180
	(15.00 yen per share)	(13.50 yen per share)
Officers bonuses	37	40	(2)
(Directors)	35	37	(2)
(Statutory Auditors)	2	2	—
Reserve for reduced fixed assets	—	39	(39)

Profit carryforwards to next year	1,837	2,379	(541)

<Basic Matters in Preparation of Non-Consolidated Financial Statements>

1.	Valuation Standards and Method of Assets

(1)	Valuation standards and method of securities

Stock of subsidiaries and affiliated companies: Cost accounting method based on moving average method Other securities:

Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on moving average method)

Securities without market value: Cost accounting method based on moving average method

(2)	Valuation standard and method of inventories: Lower cost accounting method based on first-in first-out method

2.	Depreciation Method of Fixed Assets

(1)	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.

Buildings and structures: 5 to 50 years Machinery and vehicles: 6 to 12 years Equipment and tools: 5 to 20 years

(2)	Intangible fixed assets: Fixed amount method. For the internal use of software in the Company, the fixed amount method based on the available period (5 years) is used.

3.	Reserves

(1)	Reserve for bad debts: In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are reserved using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectable accounts.

(2)	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

(3)	Reserve for adjustment of returned goods: In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is reserved.

(4)	Reserve for retirement benefits: In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved.

(5)	Reserve for officers retirement benefit: In order to prepare for expenditure of reserve for officers retirement benefit, a necessary year end supply amount based on internal regulations relating to the supply of officers retirement benefit is reserved.

4.	Processing Method of Lease Transactions

Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

5.	Material Matters in Preparation of Other Financial Statements

Accounting procedures for consumption tax, etc.

Accounting procedures for consumption tax, etc. is as per the tax-excluded method.

6.	Changes to the Accounting Policies

Accounting standards related to impairment loss on fixed assets

Accounting Standards related to Impairment Loss on Fixed Assets (“Report on the Setting of Accounting Standards related to Impairment Loss on Fixed Assets” (Business Accounting Council, August 9, 2002) and “Application Guidelines for Accounting Standards related to Impairment Loss on Fixed Assets” (Guideline No. 6 of Application Guidelines for Business Accounting Standards, October 31, 2003) are applicable based on financial statements for the fiscal year ending March 31, 2004, and therefore the same accounting standards and same guidelines will be applied from this current year. As a result, the amount of effect on the pre-tax net profit is 3,046 million yen.

6.	<Notes>

	(Current Year)	(Previous Year)
1. Accumulated depreciation in tangible fixed assets	29,626 million yen	28,217 million yen
Accumulated depreciation includes accumulated impairment loss
2. Matters relating to lease transactions
(1) Financial lease other than transfer of ownership
(i) Acquisition cost equivalent, cumulative depreciation equivalent, and year end balance equivalent	(Tools and equipment)	(Tools and equipment)
Acquisition cost equivalent	417 million yen	470 million yen
Cumulative depreciation equivalent	368	372

Year end balance equivalent	49	97
(ii) Year end balance equivalent of lease obligation
Within one year	71 million yen	133 million yen
Over one year	23	53

Total	94	187
Since the tangible fixed assets represent a small percentage of the lease obligation, the foregoing amounts have been calculated including interest portion.
(iii) Lease fee paid
Lease fee paid	149 million yen	146 million yen
Depreciation expense equivalent	105	159
(2) Operating lease
Unearned lease fee
Within one year	- million yen	180 million yen
Over one year	—	88

Total	—	269
3. Breakdown of decrease in number of current year outstanding shares
Retirement of treasury stock by profit	2,600 thousand shares	2,500 thousand shares
Total stock acquisition cost	2,448 million yen	2,310 million yen
4. Shares of affiliated companies with market value
Appropriation on balance sheet	2,699 million yen	1,263 million yen
Market value	5,623	2,808

Balance	2,923	1,544
5. Guarantee of liabilities of loans by subsidiary
(1) Guarantee of liability	- million yen	467 million yen
		(1 company)
(2) Cover of management guidance letter	- million yen	833 million yen
		(2 companies)
6. Breakdown of deferred tax assets and deferred tax liabilities
Deferred tax assets
Inventory valuation	1,034 million yen	594 million yen
Valuation loss on investment securities	1,044	1,637
Excess over allowed limit of reserve for retirement benefits	471	1,681
Officers retirement benefit	190	185
Excess over allowed limit of reserve for bonus payment	1,233	1,192
Excess over allowed limit of reserve for returns as expenses	582	594
Capitalized supplies	390	388
Accrued enterprise tax	171	224
Excess over allowed limit of allowance for doubtful receivables as expense	654	254
Excess over depreciation and amortization and impairment loss	1,565	257
Others	605	481

Total deferred tax asset	7,943	7,491
Deferred tax liabilities
Other securities valuation difference	(7,819)	(2,910)
Reserve for deferred gain on sales of fixed assets	(1,585)	(1,632)
Others	(12)	(11)

	(Current Year)	(Previous Year)
Total deferred tax liability	(9,417)	(4,554)

Net deferred tax asset (liability)	(1,473)	2,937

7.	Difference in corporate and other tax rates between legal tax rate and the legal tax rate after application of tax effect accounting

(current year)
Legal tax rate	41.1%

Reasons increased (decreased)
Tax deduction	(2.2)
Income excluding profit	(1.0)
Expenses excluding loss	3.9
Previous fiscal year corporate and other taxes	9.2
Other	0.4

Effective corporate and other tax rates after application of tax effect	51.4

In the previous year, we omitted this section, since the difference in corporate and other tax rates between the legal tax rate and the legal tax rate after application of tax effect accounting was below 5/100 of the legal tax rate.

8.	“Previous fiscal year corporate tax, residence tax, and enterprise tax” is tax added due to having received revisions from the Osaka regional taxation bureau based on their pointing out that income was transferred, in connection with the prices of transactions with overseas subsidiaries for the current year.

9.	Impairment loss on fixed assets

Due to the fact that accounting standards related to impairment loss on fixed assets can now be applied from the current year, the book value of partially-rented and unused real estate, whose land prices have drastically dropped, has fallen to a recoverable value, and the decreased amount of 3,046 million yen (3,023 million yen for land and 23 million yen for building, etc.) is recorded under extraordinary loss as impairment loss.

Also, the recoverable value is measured according to the net sales value, and the land and buildings are valuated based on a valuation carried out by a real estate surveyor, or based on application for purchase etc. submitted by a third party.

IX. Changes to Directors and Corporate Officers (June 29, 2004)

     The scheduled changes to Directors and Auditors after the conclusion of the 56th Ordinary General Meeting of Shareholders to be held on June 29, 2004 are as follows.

1.	Directors

(1)	Resignation of Directors (scheduled)

Michihiko Kato (Director and Corporate Officer)

2.	Auditors

(1)	Resignation of Auditors

Hirokazu Fujita (Standing Corporate Auditor) Seiji Sumi (Standing Corporate Auditor)

(2)	Candidates for New Auditors

Michihiko Kato (Director and Corporate officer, in charge of Corporate Communications Center) Hajime Kotake (Associate to General Manager of Business Group of Wacoal Brand Operation Division)

Changes to Corporate Officers are also scheduled as follows.

Candidates for New Corporate Officers

Hiroshi Hyogo (General Manager of Osaka Sales Office (Department Store Section), Wacoal Brand Operation Division)
Masami Itaya (General Manager of Fukuoka Sales Office, Wacoal Brand Operation Division)
Masakazu Kitagawa (General Manager of Tokyo Sales Office, Wacoal Brand Operation Division)
Ikuo Otani (General Manager of Corporate Planning Division)

Management and Administrative Organization for the 57th Fiscal Year

     New positions for Corporate Officers will be established after the conclusion of the 56th Ordinary General Meeting of Shareholders to be held on June 29, 2004. New management and administrative organization will be as follows:

Yoshikata Tsukamoto	President and Representative Director, and President Corporate Officer
Hiroshi Sakagami	Vice President and Director, and Vice President Corporate Officer; Supervisor for Business Support Staff
Kazuaki Ichihashi	Senior Managing Director and Senior Corporate Officer; General Manager of Wacoal Brand Operation Division
Shoichi Suezawa	Managing Director and Senior Corporate Officer; Supervisor for Personnel, General Administration, Accounting and Business Strategy Staff
Yuzo Ito	Managing Director and Senior Corporate Officer; General Manager of Wing Brand Operation Division
Masayuki Yamamoto	Director and Senior Corporate Officer; Chief of Direct Stores Control Office and General Manager of Direct Retail Operation Division
Susumu Miyamoto	Director and Senior Corporate Officer; Chief of China Group; and Chief of President’s Office
Tatsuya Kondo	Director and Senior Corporate Officer; General Manager of Wellness Department

Nobuhiro Matsuda	Corporate Officer and General Manager of Management Control Department, Wacoal Brand Operation Division
Kimiaki Shiraishi	Corporate Officer and General Manager of Commodity Control Department, Wacoal Brand Operation Division
Minehiro Sato	Corporate Officer and General Manager of Tokyo Sales Office (Department Store Section), Wacoal Brand Operation Division
Tsuneo Shimizu	Corporate Officer and General Manager of Tokyo Sales Office (Specialty Store Section), Wacoal Brand Operation Division
Hiroshi Hyogo	Corporate Officer and General Manager of Osaka Sales Office (Department Store Section), Wacoal Brand Operation Division
Masami Itaya	Corporate Officer and General Manager of Fukuoka Sales Office, Wacoal Brand Operation Division
Shigeki Honma	Corporate Officer and General Manager of Chain Store Control Office, Wacoal Brand Operation Division
Kazuaki Hanya	Corporate Officer and General Manager of Family Wear Sales Department, Wacoal Brand Operation Division
Masakazu Kitagawa	Corporate Officer and General Manager of Kyoto Sales Office, Wing Brand Operation Division
Masahiro Joshin	Corporate Officer and General Manager of Tokyo Sales Office, Wing Brand Operation Division
Takashi Narita	Corporate Officer and Chief of Catalog Sales Operation Department
Tadashi Yamamoto	Corporate Officer and General Manager of International Operation Division
Sadayasu Ohno	Corporate Officer and Chief of Technical Center
Akio Shinozaki	Corporate Officer and Chief of Human Science Research Center
Tsutomu Fukui	Corporate Officer; Chief of Manufacturing Innovation HQ
Junichiro Sato	Corporate Officer; General Manager of Distribution Control Department and President of Wacoal Distribution Corp.
Ikuo Otani	Corporate Officer and General Manager of Corporate Planning Division
Tadashi Yamamoto	Corporate Officer; General Manager of Personnel Department and Chief of Sports Group
Ichiro Katsura	Corporate Officer; General Manager of Administration Department; and Chief of CSR Promotion Office
Ryu Yamada	Corporate Officer and Chief of Business Strategy Office